================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Form 10SB-12G/A2

                             S.E.C. File No. 0-28361

                   General Form For Registration of Securities
                            of Small Business Issuers
                      Pursuant to Sections 12(b) and (g) of
                       the Securities Exchange Act of 1934


                          PROQUEST CAPITAL CORPORATION
                          ----------------------------
        (Exact name of Small Business Issuer as specified in its charter)


            Nevada                                      84-1055272
            ------                                      ----------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

              90 Madison Street, Suite 707, Denver, Colorado 80206
              ----------------------------------------------------
              (Address of Principal Executive Offices and Zip Code)


                                  303-355-3000
                                  ------------
         (Small Business Issuer's telephone number, including area code)


--------------------------------------------------------------------------------
        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------

       NONE                                                    NONE


--------------------------------------------------------------------------------
        Securities to be registered pursuant to Section 12(g) of the Act:


                          COMMON STOCK, $.001 Par Value
                          -----------------------------
                                (Title of Class)

================================================================================

                               TABLE OF CONTENTS


          FORWARD-LOOKING STATEMENTS ....................................      4

                                     PART I

Item 1.   DESCRIPTION of BUSINESS .......................................      4

            Background ..................................................      4
               Reincorporation ..........................................      4
               Predecessor Corporation ..................................      5
               Original Public Offering .................................      5
               Attempted Acquisitions ...................................      5
               Sale of Control ..........................................      6
            Exchange Act Registration ...................................      6
            Proposed Business ...........................................      6
               Pre-Combination Activities ...............................      7
               Combination Suitability Standards ........................      8
               Form of Acquisition ......................................      9
               Post-Combination Activities ..............................     11
            Potential Benefits to Insiders ..............................     11
            Use of Consultants and Finders ..............................     12
            State Securities Law Considerations .........................     12
            No Investment Company Regulation ............................     13
            Competition .................................................     13
            Employees ...................................................     13

Item 2.   MANAGEMENT's DISCUSSION and ANALYSIS or PLAN of OPERATION .....     13

            Results of Operations .......................................     13
            Liquidity and Capital Resources .............................     13
            Plan of Operation ...........................................     15
            Year 2000 Issues ............................................     16

Item 3.   DESCRIPTION of PROPERTY .......................................     16

Item 4.   SECURITY OWNERSHIP of CERTAIN
           BENEFICIAL OWNERS and MANAGEMENT .............................     16

            Beneficial Ownership ........................................     16
            Changes in Control ..........................................     17

Item 5.   DIRECTORS, EXECUTIVE OFFICERS,
           PROMOTERS and CONTROL PERSONS ................................     17

            Biographical Information ....................................     18
            Prior Experience with Blank Check Companies .................     19
            Potential Conflicts of Interest .............................     19
            Indemnification of Directors and Officers ...................     20
            Exclusion of Director Liability .............................     20

Item 6.   EXECUTIVE COMPENSATION ........................................     21

            Cash and Other Compensation .................................     21
            Compensation Pursuant to Plans ..............................     21
            Employee Stock Compensation Plan ............................     21
            Compensatory Stock Option Plan ..............................     21
            Employment Contracts ........................................     22

Item 7.   CERTAIN RELATIONSHIPS and RELATED TRANSACTIONS ................     22

Item 8.   DESCRIPTION of SECURITIES .....................................     22

            Common Stock ................................................     23
            Preferred Stock .............................................     23
            Annual Reports ..............................................     23
            Transfer Agent ..............................................     24

                                     PART II

Item 1.   MARKET PRICE of and DIVIDENDS on the REGISTRANT's COMMON
           EQUITY and OTHER SHAREHOLDER MATTERS .........................     24

            Price Range of the Common Stock .............................     24
            Dividends ...................................................     24
            Public Market for the Common Shares .........................     24
            Rule 144 Resales ............................................     24
            Prior Stock Purchase Transaction ............................     25

Item 2.   LEGAL PROCEEDINGS .............................................     25

Item 3.   CHANGES in and DISAGREEMENTS with ACCOUNTANTS
           on ACCOUNTING and FINANCIAL DISCLOSURE .......................     25

Item 4.   RECENT SALES of UNREGISTERED SECURITIES .......................     26

Item 5.   INDEMNIFICATION of DIRECTORS and OFFICERS .....................     26

                                    PART F/S

          INDEX TO FINANCIAL STATEMENTS .................................     27

                                    PART III

Item 1.   LIST of EXHIBITS ..............................................     28

          SIGNATURE .....................................................     29

                           FORWARD-LOOKING STATEMENTS

     This Registration Statement contains certain forward-looking statements and information relating to Proquest that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to Proquest or its management, are intended to identify forward-looking statements. These statements reflect management's current view of Proquest concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities markets; a general lack of interest for any reason in going public by means of transactions involving public blank check companies; federal or state laws or regulations having an adverse effect on blank check companies, Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks," and other risks and uncertainties.

     Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Registration Statement as anticipated, estimated or expected. Readers should realize that Proquest is in the development stage, with no assets, and that for Proquest to succeed requires that it either originate a successful business (for which it currently lacks the funds) or acquire a successful business. Proquest's realization of its business aims as stated herein will depend in the near future principally on the successful completion of its acquisition of a business, as discussed below.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BACKGROUND

     REINCORPORATION. Proquest Capital Corporation ("Proquest" or "Company") was incorporated on September 9, 1997, for the purpose of entering into a merger with and redomiciling its predecessor, Pro Quest, Inc., a Colorado corporation ("Pro Quest Colorado"). Effective September 19, 1997, Pro Quest Colorado was merged with and into Proquest in a statutory merger (the "Merger"). At the effective time of the Merger, each share of Pro Quest Colorado common stock issued and outstanding immediately prior to the Merger was as a result of the Merger changed into one-hundredth (1/100th) of a share of Proquest common stock. This exchange ratio had the effect of reducing the total number of outstanding shares from 111,437,450 to approximately 1,114,379. At the time of the Merger, Proquest was a wholly owned subsidiary of Pro Quest Colorado.

     Because the Merger was consummated for the sole purpose of changing Pro Quest Colorado's domicile from Colorado to Nevada, management believes that the Merger did not constitute a "sale" within the meaning of Section 5 of the Securities Act of 1933, as amended. Accordingly, each share of Proquest common stock now issued and outstanding continues to have the same status and to be subject to the same restrictions and limitations, if any, as they were subject prior to the Merger. The Merger was effected due to management's belief that Nevada law is more advantageous to a corporation than Colorado law. Neither the Merger nor any name change related to a change of control or other transaction.

     Proquest is in the development stage with no significant assets or liabilities and has been essentially inactive since its inception, except for organizational activities. Proquest owns no real estate and has no full time employees, and it will have no operations of its own unless and until it engages in one or more of the activities described below under this ITEM 1. Proquest is a "blank check" company which intends to enter into a business combination with one or more as yet unidentified privately held businesses.

     PREDECESSOR CORPORATION. Proquest's predecessor - that is, Pro Quest Colorado - is Pro Quest, Inc., which was incorporated under the laws of the State of Colorado on March 10, 1987, under the name "Pro Image, Inc." and subsequently changed its name to Pro Quest, Inc. Pro Quest Colorado was formed primarily to engage in sports promotion or other sports-related activities. Pro Quest Colorado proposed to establish any business other than sports promotion through the acquisition of one or more companies already engaged in sports-related activities.

     ORIGINAL PUBLIC OFFERING. On July 21, 1987, Pro Quest Colorado closed a public offering of securities pursuant to a registration statement on Form S-18, with the sale of 30,000,000 units offered. Each unit consisted of one (1) Common Share, par value $.0001 per share, one (1) Class A Warrant, one (1) Class B Warrant and one (1) Class C Warrant. Each Class A Warrant was exercisable to purchase one Common Share at $.02 per share commencing October 4, 1987, until October 4, 1988. Each Class B Warrant was exercisable to purchase one Common Share at an exercise price of $.05 per share commencing October 4, 1987 until April 4, 1989, and each Class C Warrant was exercisable to purchase one Common Share at an exercise price of $.10 per share commencing October 4, 1987, until October 4, 1989.

     Pro Quest Colorado reserved the right to extend the exercise periods of the Warrants and to reduce the exercise price by up to 50% of the initial exercise price. Total proceeds from the sale of the units were $300,000, resulting in net proceeds of approximately $238,086 after deduction of commissions and offering expenses of $61,914. Pro Quest Colorado called the Class A Warrants for redemption in November, 1987. Of the 30,000,000 Class A Warrants outstanding, 10,587,450 Class A Warrants were exercised (resulting in $208,308 in proceeds, net of $3,441 in redemption expenses), and the remaining 19,412,4550 Class A Warrants were redeemed and cancelled. The Class B and Class C Warrants expired without being exercised.

     ATTEMPTED ACQUISITIONS. In August 1987, Pro Quest Colorado acquired 28,000,000 shares of restricted common stock of International Medical Systems, Inc. ("IMS"). The Company also loaned $25,000 to IMS in the form of an unsecured debenture, with interest at 9% per annum. IMS proposed to engage in sports-medicine activities following successful completion of a public offering. The Company abandoned its investment in IMS in 1988. Pro Quest Colorado's loss with respect to that transaction was reflected in its operating statements for the fiscal year ended December 31, 1988.

     In January 1988, Pro Quest Colorado formed Pro Quest Marketing Associates, Inc., a wholly-owned subsidiary which was expected to engage in certain sales, marketing and franchising activities relating to products and services which Pro Quest Colorado hoped to offer. Pro Quest Marketing Associates, Inc. engaged primarily in organizational activities and discontinued operation in July 1988.

     In May, 1988, Pro Quest Colorado entered into a contract with a New Jersey-based investment banking firm, Financial Resources Corporation ("FRC"), which provided that FRC would locate, screen and present viable acquisition candidates to Pro Quest Colorado. In connection with the contract, Pro Quest Colorado paid FRC an initial fee of $15,000. Subsequently, additional fees in the amount of $30,000 which were due to FRC under the terms of that contract were satisfied by the issuance of 34,000,000 shares of restricted common stock of Pro Quest Colorado to FRC in exchange for the outstanding fees plus a payment of $4,000. In October 1988, Pro Quest Colorado terminated the consulting contract with FRC for lack of performance. Effective September 30, 1994, Pro Quest Colorado repurchased 33,150,000 of the shares issued to FRC, in exchange for cancellation of FRC's obligations to Pro Quest Colorado and a waiver of claims between the parties. These 33,150,000 shares (331,500 shares post-split) were cancelled in 1994 and resumed the status of authorized and unissued shares.

     On November 18, 1988, Pro Quest Colorado entered into an agreement of merger which provided for a tax-free exchange of 166,000,000 restricted shares of Pro Quest Colorado for all of the outstanding shares of Kettenbauer Technology Corporation ("Kettenbauer"). Kettenbauer held rights to a proprietary process to purify toxic waste. That agreement was mutually rescinded in December of 1988.

     SALE OF CONTROL. On November 23, 1994, Stephen G. Petrucci as Seller sold control of the Company to a purchaser group led by Randy J. Sasaki, the current President and CEO of the Company. Mr. Petrucci sold to the Sasaki group a total of 68,384,125 shares (683,941 post split), both personally and as trustee of a voting trust for a total purchase price of approximately $62,500.00. The shares were not transferred into the names of the buyers until May of 1999. Incident to the same transaction, the former officers and directors resigned, and Mr. Sasaki and Mr. Rahe became directors of the Company. At the time of this transaction, the Company did not have any business or meaningful assets, and this transaction did not involve any merger, reverse merger or acquisition of assets or a business. This sale of control is described in more detail under the caption "Rule 144 Resales" in PART II, Item 1 below.

EXCHANGE ACT REGISTRATION

     Proquest has voluntarily filed this registration statement on Form 10-SB with the Securities and Exchange Commission ("SEC" or "Commission") in order to register Proquest's common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Upon effectiveness of this registration statement, Proquest will be required to file quarterly, annual and other reports and other information with the SEC as required by the Exchange Act. Management believes it is in the shareholders' best interests for Proquest to register under the Exchange Act, in order that Proquest's common stock can be quoted on the OTC Bulletin Board. Additionally, management believes that potential combination candidates will find Proquest more attractive as a public blank check company if it is subject to Exchange Act reporting requirements and files annual and quarterly financial statements with the SEC. If Proquest's duty to file reports under the Exchange Act is suspended, Proquest intends to nonetheless continue filing reports on a voluntary basis.

PROPOSED BUSINESS

     Proquest intends to enter into a business combination with one or more as yet unidentified privately held businesses. Management believes that Proquest will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with Proquest, without offering their own securities to the public. Proquest intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement. Proquest will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Proquest has not entered into any agreement, arrangement or understanding of any kind with any person regarding a business combination. Proquest does not intend to enter into any business combination involving any business or venture with which its sole officer or director is affiliated.

     Depending upon the nature of the transaction, the current sole officer and director of Proquest probably will resign his directorship and officer positions with Proquest in connection with Proquest's consummation of a business combination. See "Form of Acquisition" below. Proquest's current management will not have any control over the conduct of Proquest's business following Proquest's completion of a business combination.

     It is anticipated that business opportunities will come to Proquest's attention from various sources, including its management, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. Proquest has no plans, understandings, agreements, or commitments with any individual or entity to act as a finder of or as a business consultant in regard to any business opportunities for Proquest. There are no plans to use advertisements, notices or any general solicitation in the search for combination candidates.

     PRE-COMBINATION ACTIVITIES. Proquest is a "blank check" company, defined as an inactive, publicly quoted company with nominal assets and liabilities. With these characteristics, management believes that Proquest will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with Proquest, without offering their own securities to the public. Proquest intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement.

     The term "business combination" (or "combination") as used in this Registration Statement means the result of (i) a statutory merger of a combination candidate into or its consolidation with Proquest or a wholly owned subsidiary of Proquest formed for the purpose of the merger or consolidation,
(ii) the exchange of securities of Proquest for the assets or outstanding equity securities of a privately held business, or (iii) the sale of securities by Proquest for cash or other value to a business entity or individual, and similar transactions. A combination may be structured in one of the foregoing ways or in any other form which will result in the combined entity being a publicly held corporation. Pending negotiation and consummation of a combination, Proquest anticipates that it will have no business activities or sources of revenues and will incur no significant expenses or liabilities other than expenses related to this Registration Statement, related to ongoing filings required by the Exchange Act, or related to the negotiation and consummation of a combination.

     The Company anticipates that the business opportunities presented to it will (1) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (2) be experiencing financial or operating difficulties; (3) be in need of funds to develop a new product or service or to expand into a new market; (4) be relying upon an untested product or marketing concept; or (5) have a combination of the foregoing characteristics. Given the above factors, it should be expected that any acquisition candidate may have a history of losses or low profitability.

     Proquest will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business, including service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communications, high technology, biotechnology or any other. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Management of Proquest will seek combination candidates in the United States and other countries, as available time permits, through existing associations and by word of mouth.

     Proquest has not entered into any agreement or understanding of any kind with any person regarding a business combination. There is no assurance that Proquest will be successful in locating a suitable combination candidate or in concluding a business combination on terms acceptable to Proquest. Proquest's Board of Directors has not established a time limitation by which it must consummate a suitable combination; however, if Proquest is unable to consummate a suitable combination within a reasonable period, such period to be determined at the discretion of Proquest's Board of Directors, the Board of Directors will probably recommend its liquidation and dissolution. It is anticipated that Proquest will not be able to diversify, but will essentially be limited to one such venture because of Proquest's lack of capital. This lack of diversification will not permit Proquest to offset potential losses from one acquisition against profits from another, and should be considered an adverse factor affecting any decision to purchase Proquest's securities.

     Proquest's board of directors has the authority and discretion to complete certain combinations without submitting them to the stockholders for their prior approval. Proquest's shareholders should not anticipate that they will have any meaningful opportunity to consider or vote upon any candidate selected by Proquest management for acquisition. Generally, the prior approval of Proquest's shareholders will be required for any statutory merger of Proquest with or into another company, but shareholder approval will not be required if the following requirements are met: (1) Proquest's articles of incorporation will not change as a result of the merger; (2) following the merger, each person who was a Proquest shareholder immediately prior to the merger will on the effective date of the merger continue to hold the same number of shares, with identical designations, preferences, limitations and relative rights; and (3) the number of Proquest voting and participating shares which are outstanding prior to the merger is not increased more than 20% as a result of the merger, giving effect to the conversion of convertible securities and the exercise of warrants, options and other rights issued in the merger. It is likely, however, in management's opinion that any combination entered into by Proquest that takes the form of a merger will result in the issuance of additional shares exceeding the 20% limitation. Shareholder approval also will not be required as to any "short-form merger," meaning the merger into Proquest of a company in which Proquest already owns 90% or more of the equity securities. Moreover, in the event that a business combination occurs in the form of a stock-for-stock exchange or the issuance of stock to purchase assets, the approval of Proquest's shareholders will not be required by law so long as it is Proquest that acquires the shares or assets of the other company.

     However, it is anticipated that Proquest's shareholders will, prior to completion of any combination, be given information about the candidate company's business, financial condition, management and other information required by ITEMs 6(a), (d), (e), 7 and 8 of Schedule 14A of Regulation 14A under the Exchange Act, which is substantially the same information as required in a proxy statement.

     COMBINATION SUITABILITY STANDARDS. The analysis of candidate companies will be undertaken by or under the supervision of Proquest's President, who is not a professional business analyst. See "MANAGEMENT" below.

     To a large extent, a decision to participate in a specific combination may be made upon management's analysis of the quality of the candidate company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the candidate will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to objectively quantify or analyze. In many instances, it is anticipated that the historical operations of a specific candidate may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. Proquest will be dependent upon the owners and management of a candidate to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because Proquest may participate in a business combination with a newly organized candidate or with a candidate which is entering a new phase of growth, it should be emphasized that Proquest will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for the candidate's products or services will likely not be established, and the candidate may not be profitable when acquired.

     Otherwise, Proquest anticipates that it may consider, among other things, the following factors:

     1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     2. Proquest's perception of how any particular candidate will be received by the investment community and by Proquest's stockholders;

     3. Whether, following the business combination, the financial condition of the candidate would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of Proquest to qualify for listing on an exchange or on NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of the federal "penny stock" rules adopted by the SEC.

     4. Capital requirements and anticipated availability of required funds, to be provided by Proquest or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     5.   The extent to which the candidate can be advanced;

     6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     8. The cost of participation by Proquest as compared to the perceived tangible and intangible values and potential; and

     9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a candidate. Potentially available candidates may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. It should be recognized that, because of Proquest's limited capital available for investigation and management's limited experience in business analysis, Proquest may not discover or adequately evaluate adverse facts about the opportunity to be acquired. Proquest cannot predict when it may participate in a business combination. It expects, however, that the analysis of specific proposals and the selection of a candidate may take several months or more.

     Management believes that various types of potential merger or acquisition candidates might find a business combination with Proquest to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with Proquest to be an attractive alternative.

     Prior to consummation of any combination (other than a mere sale by Proquest insiders of a controlling interest in Proquest's common stock) Proquest intends to require that the combination candidate provide Proquest the financial statements required by ITEM 310 of Regulation S-B, including at the least an audited balance sheet as of the most recent fiscal year end and statements of operations, cash flows and changes in stockholders' equity for the two most recent fiscal years, audited by certified public accountants acceptable to Proquest's management, and the necessary unaudited interim financial statements. Such financial statements must be adequate to satisfy Proquest's reporting obligations under Section 15(d) or 13 of the Exchange Act. If the required audited financial statements are not available at the time of closing, Proquest management must reasonably believe that the audit can be obtained in less than 60 days. This requirement to provide audited financial statements may significantly narrow the pool of potential combination candidates available, since most private companies are not already audited. Some private companies will either not be able to obtain an audit or will find the audit process too expensive. In addition, some private companies on closer examination may find the entire process of being a reporting company after a combination with Proquest too burdensome and expensive in light of the perceived potential benefits from a combination.

     FORM OF ACQUISITION. It is impossible to predict the manner in which Proquest may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of Proquest and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of Proquest and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. Proquest may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of Proquest with other corporations or forms of business organization, and although it is likely, there is no assurance that Proquest would be the surviving entity. In addition, the present management and stockholders of Proquest most likely will not have control of a majority of the voting shares of Proquest following a reorganization transaction. As part of such a transaction, Proquest's existing directors may resign and new directors may be appointed without any vote or opportunity for approval by Proquest's shareholders.

     It is likely that Proquest will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of Proquest. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, Proquest's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of Proquest prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in Proquest by the current officers, directors and principal shareholders.

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, Proquest may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in Proquest's securities may have a depressive effect upon such market.

     Proquest will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, Proquest anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither Proquest nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of Proquest to pay until an indeterminate future time may make it impossible to procure goods and services.

     POST-COMBINATION ACTIVITIES. Management anticipates that, following consummation of a combination, control of Proquest will change as a result of the issuance of additional Common Stock to the shareholders of the business acquired in the combination. Once ownership control has changed, it is likely that the new controlling shareholders will call a meeting for the purpose of replacing the incumbent directors of Proquest with candidates of their own, and that the new directors will then replace the incumbent officers with their own nominees. Rule 14f-1 under the Exchange Act requires that, if in connection with a business combination or sale of control of Proquest there should arise any arrangement or understanding for a change in a majority of Proquest's directors and the change in the board of directors is not approved in advance by Proquest's shareholders at a shareholder meeting, then none of the new directors may take office until at least ten (10) days after an information statement has been filed with the Securities and Exchange Commission and sent to Proquest's shareholders. The information statement furnished must as a practical matter include the information required by ITEMS 6(a), (d) and (e), 7 and 8 of Schedule 14A of Regulation 14A in a proxy statement.

     Following consummation of a combination, management anticipates that Proquest will file a current report on Form 8-K with the Commission which discloses among other things the date and manner of the combination, material terms of the definitive agreement, the assets and consideration involved, the identity of the person or persons from whom the assets or other property was acquired, changes in management and biographies of the new directors and executive officers, identity of principal shareholders following the combination, and contains the required financial statements. The Form 8-K report also will be required to include all information as to the business acquired called for by ITEM 101 of Regulation S-B.

POTENTIAL BENEFITS to INSIDERS

     In connection with a business combination, it is possible that shares of common stock constituting control of Proquest may be purchased from the current principal shareholders ("insiders") of Proquest by the acquiring entity or its affiliates. If stock is purchased from the insiders, the transaction is very likely to result in substantial gains to them relative to the price they originally paid for the stock. In Proquest's judgment, none of its officers and directors would as a result of such a sale become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. No bylaw or charter provision Proquest prevents insiders from negotiating or consummating such a sale of their shares. The sale of a controlling interest by Proquest insiders could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares, and it is unlikely that Proquest shareholders generally will be given the opportunity to participate in any such sale of shares. Moreover, Proquest shareholders probably will not be afforded any opportunity to review or approve any such buyout of shares held by an officer, director or other affiliate, should such a buyout occur.

     Proquest may require that a company being acquired repay all advances made to Proquest by Proquest shareholders and management, at or prior to closing of a combination. Otherwise, there are no conditions that any combination or combination candidate must meet, such as buying stock from Proquest insiders or paying compensation to any Proquest officer, director or shareholder or their respective affiliates.

USE OF CONSULTANTS and FINDERS

     Although there are no current plans to do so, Proquest management might hire and pay an outside consultant to assist in the investigation and selection of candidates, and might pay a finder's fee to a person who introduces a candidate with which Proquest completes a combination. Since Proquest management has no current plans to use any outside consultants or finders to assist in the investigation and selection of candidates, no policies have been adopted regarding use of consultants or finders, the criteria to be used in selecting such consultants or finders, the services to be provided, the term of service, or the structure or amount of fees that may be paid to them. However, because of the limited resources of Proquest, it is likely that any such fee Proquest agrees to pay would be paid in stock and not in cash. Proquest has had no discussions, and has entered into no arrangements or understandings, with any consultant or finder. Proquest's officers and directors have not in the past used any particular consultant or finder on a regular basis and have no plan to either use any consultant or recommend that any particular consultant be engaged by Proquest on any basis.

     It is possible that compensation in the form of common stock, options, warrants or other securities of Proquest, cash or any combination thereof, may be paid to outside consultants or finders. No securities of Proquest will be paid to officers, directors or promoters of Proquest nor any of their respective affiliates. Any payments of cash to a consultant or finder would be made by the business acquired or persons affiliated or associated with it, and not by Proquest. It is possible that the payment of such compensation may become a factor in any negotiations for Proquest's acquisition of a business opportunity. Any such negotiations and compensation may present conflicts of interest between the interests of persons seeking compensation and those of Proquest's shareholders, and there is no assurance that any such conflicts will be resolved in favor of Proquest's shareholders.

STATE SECURITIES LAWS CONSIDERATIONS

     Section 18 of the Securities Act of 1933, as amended in 1996, provides that no law, rule, regulation, order or administrative action of any state may require registration or qualification of securities or securities transactions that involve the sale of a "covered security." The term "covered security" is defined in Section 18 to include among other things transactions by "any person not an issuer, underwriter or dealer," (in other words, secondary transactions in securities already outstanding) that are exempted from registration by
Section 4(1) of the Securities Act of 1933, provided the issuer of the security is a "reporting company," meaning that it files reports with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act.

     Section 18 as amended preserves the authority of the states to require certain limited notice filings by issuers and to collect fees as to certain categories of covered securities, specifically including Section 4(1) secondary transactions in the securities of reporting companies. Section 18 expressly provides, however, that a state may not "directly or indirectly prohibit, limit, or impose conditions based on the merits of such offering or issuer, upon the offer or sale of any (covered) security." This provision prohibits states from requiring registration or qualification of securities of an Exchange Act reporting company which is current in its filings with the SEC.

     The states generally are free to enact legislation or adopt rules that prohibit secondary trading in the securities of "blank check" companies like Proquest. Section 18, however, of the Act preempts state law as to covered securities of reporting companies. Thus, while the states may require certain limited notice filings and payment of filing fees by Proquest as a precondition to secondary trading of its shares in those states, they cannot, so long as Proquest is a reporting issuer, prohibit, limit or condition trading in Proquest's securities based on the fact that Proquest is or ever was a blank check company. Proquest will comply with such state limited notice filings as may be necessary in regard to secondary trading. At this time, Proquest's stock is not actively traded in any market, and an active market in its common stock is not expected to arise, if ever, until after completion of a business combination.

NO INVESTMENT COMPANY ACT REGULATION

     Prior to completing a combination, Proquest will not engage in the business of investing or reinvesting in, or owning, holding or trading in securities, or otherwise engaging in activities which would cause it to be classified as an "investment company" under the 1940 Act. To avoid becoming an investment company, not more than 40% of the value of Proquest's assets (excluding government securities and cash and cash equivalents) may consist of "investment securities," which is defined to include all securities other than U.S. government securities and securities of majority-owned subsidiaries. Because Proquest will not own less than a majority of any assets or business acquired, it will not be regulated as an investment company. Proquest will not pursue any combination unless it will result in Proquest owning at least a majority interest in the business acquired.

COMPETITION

     Proquest will be in direct competition with many entities in its efforts to locate suitable business opportunities. Included in the competition will be business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management and management consultant firms and private individual investors. Most of these entities will possess greater financial resources and will be able to assume greater risks than those which Proquest, with its limited capital, could consider. Many of these competing entities will also possess significantly greater experience and contacts than Proquest's Management. Moreover, Proquest also will be competing with numerous other blank check companies for such opportunities.

EMPLOYEES

     Proquest has no full-time employees, and its only employees currently are its officers. It is not expected that Proquest will have additional full-time or other employees except as a result of completing a combination.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     RESULTS of OPERATIONS. Proquest had no operations or revenues in 1999 or for the years ended December 31, 1998 and 1997, other than seeking to enter into a business combination and is still in the development stage. Proquest anticipates no operations unless and until it completes a business combination as described above.

     LIQUIDITY and CAPITAL RESOURCES. Proquest had $13 in cash on hand at September 30, 1999 and had no other assets to meet ongoing expenses or debts that may accumulate. Since inception, Proquest has accumulated a deficit (net loss) through September 30, 1999 of $613,214.

     Proquest has no commitment for any capital expenditure and foresees none. However, Proquest will incur routine fees and expenses incident to its reporting duties as a public company, and it will incur expenses in finding and investigating possible acquisitions and other fees and expenses in the event it makes an acquisition or attempts but is unable to complete an acquisition. Proquest's cash requirements for the next twelve months are relatively modest, principally accounting expenses and other expenses relating to making filings required under the Securities Exchange Act of 1934 (the "Exchange Act"), which should not exceed $10,000 in the year 2000. Any travel, lodging or other expenses which may arise related to finding, investigating and attempting to complete a combination with one or more potential acquisitions could also amount to thousands of dollars.

     Proquest also has debts as of September 30, 1999 of approximately $133,196, consisting of $30,000 owed to Proquest's former accountants under a 12% note payable on demand, $21,262 owed to current management or their affiliates for funds advanced to Proquest, $20,645 owed to counsel for legal fees and expenses, $47,740 in other accrued expenses, which includes $37,374 owed to former management and accountants and $7,750 owed in back payroll taxes, and $13,549 owed in accrued interest. The former accountants are not pressing for payment but are expected to demand payment in the event that Proquest raises sufficient funds to pay the amounts owed them or that Proquest acquires a company with cash flow or assets sufficient to cover their debt. Even though the Internal Revenue Service has not demanded payment, the back payroll taxes and interest must be considered a current obligation.

     Regarding the $37,374 owed to former management and accountants, those persons reached an understanding several years ago with prior Proquest management to settle such debts for the issuance of a total of 13,000 shares (after giving effect to the 1:100 reverse split effected in 1997) of Proquest common stock. Despite Proquest's offer of the shares to settle these debts, no enforceable agreement appears to exist or ever to have existed under which Proquest could be compelled to issue, nor those creditors compelled to accept, Proquest stock in settlement of those debts. Current management is hopeful that such persons will take Proquest stock in settlement for those debts, but a settlement of this nature is not assured.

     In the event that Proquest shares are ever issued in settlement of any debts, Proquest will account for the stock issuance at fair value at the date of issuance and will recognize an extraordinary gain on restructuring pursuant to SFAS 15 at that date, if appropriate.

     A former public relations firm obtained a $2,500 judgment against Proquest, which management does not consider collectible due to improper service of process in the action. The judgment creditor has made no attempt in approximately ten years to collect the judgment and no collection attempt is expected.

     Proquest has no source of funds with which to pay existing debts. Proquest's creditors have not brought actions for collection of their debts simply because of its lack of ability to repay them or satisfy any judgment obtained. Following a merger or other acquisition of assets, Proquest may have assets capable of satisfying a judgment. Management expects that existing debts, if not settled by the issuance of stock, will be repaid only after a business has been acquired, from assets of the acquired company.

     Proquest's current management and Proquest's counsel have informally agreed to continue rendering services to Proquest and to not demand payment of sums owed unless and until Proquest completes an acquisition. The terms of any such payment will have to be negotiated with the principals of any business acquired. The existence and amounts of Proquest debt may make it more difficult to complete, or prevent completion of, a desirable acquisition. Proquest's offices are provided to it without charge.

     Proquest's counsel, Brasher & Company, provides office space to Proquest and allows Proquest to use their address without charge. However, this accomodation consists only of space in counsel's file room for storing documents. The value of this accomodation is nominal. Mr. Brasher, the proprietor of that law firm, is not a principal shareholder of affiliate of Proquest.

     GOING CONCERN ISSUE. Proquest, however, has scant funds on hand to meet these expenses or to pay accumulated debt. Readers should be aware that Proquest's independent accountants have expressed doubt in their audit report as to Proquest's ability to continue as a going concern due to its lack of assets and operating cash flow, in light of its accumulated debts and inevitable expenses that will be incurred. Proquest will only be able to pay its debts and meet operating expenses by raising additional funds, acquiring a profitable company or otherwise generating positive cash flow. As a practical matter, Proquest is unlikely to generate positive cash flow by any means other than acquiring a company with such cash flow. Proquest believes that management members or shareholders will loan funds to Proquest as needed for operations prior to completion of an acquisition. Management and the shareholders are not obligated to provide funds to Proquest, however, and it is not certain they will always want or be financially able to do so. Proquest shareholders and management members who advance money to Proquest to cover operating expenses will expect to be reimbursed, either by Proquest or by the company acquired, prior to or at the time of completing a combination. Proquest has no intention of borrowing money to reimburse or pay salaries to any Proquest officer, director or shareholder or their affiliates. There currently are no plans to sell additional securities of Proquest to raise capital, although sales of securities may be necessary to obtain needed funds. Proquest's current management and its counsel have agreed to continue their services to Proquest and to accrue sums owed them for services and expenses and expect payment reimbursement only

     RISK FACTORS. Should existing management or shareholders refuse to advance needed funds, however, Proquest would be forced to turn to outside parties to either loan money to Proquest or buy Proquest securities. There is no assurance whatever that Proquest will be able at need to raise necessary funds from outside sources. Such a lack of funds could result in severe consequences to Proquest, including among others:

     (1) failure to make timely filings with the SEC as required by the Exchange Act, which also probably would result in suspension of trading or quotation in Proquest's stock and could result in fines and penalties to Proquest under the Exchange Act;

     (2) curtailing or eliminating Proquest's ability to locate and perform suitable investigations of potential acquisitions; or

     (3) inability to complete a desirable acquisition due to lack of funds to pay legal and accounting fees and acquisition-related expenses.

     Proquest hopes to require potential candidate companies to deposit funds with Proquest that it can use to defray professional fees and travel, lodging and other due diligence expenses incurred by Proquest's management related to finding and investigating a candidate company and negotiating and consummating a business combination. There is no assurance that any potential candidate will agree to make such a deposit.

PLAN of OPERATION

     Proquest's plan of operation over the next twelve months is set forth in considerable detail under PART I, ITEM 1 (Description of Business) above. Proquest is a blank check company whose sole business is to seek and, if possible, acquire an operating business or valuable assets by entering into a business combination. Proquest will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business, including service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communications, high technology, biotechnology or any other. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Management of Proquest will seek combination candidates in the United States and other countries, as available time and resources permit, through existing associations and by word of mouth. This plan of operation has been adopted in order to attempt to create value for Proquest's shareholders.

     Proquest does not intend to do any product research or development. Proquest does not expect to buy or sell any real estate, plant or equipment except as such a purchase might occur by way of a business combination that is structured as an asset purchase, and no such asset purchase currently is anticipated. Similarly, Proquest does not expect to add additional employees or any full-time employees except as a result of completing a business combination, and any such employees likely will be persons already then employed by the company acquired.

YEAR 2000 ISSUES

     Many computers and computer programs in use around the world for purposes of economy contain only two fields for expression of dates and were programmed to assume that all dates entered are for years in the twentieth century beginning with "19" (e.g., 99 means 1999). It was widely believed that many computers and software programs would crash on commencement of the year 2000, due to a feared inability to recognize dates beginning with "20" instead of "19" and that widespread computer crashes would have significant economic effects on governments, companies and individuals. This is known as the "Y2K" problem or the "millennium bug." The extent, severity and duration of the Y2K problem were unknown and impossible to forecast, and it is not yet possible to assess the overall extent, severity or duration of the Y2K problem, or the economic losses and other damage that may occur as a result of it.

     Proquest has no operations or revenues, does no business with customers, vendors or suppliers, and has no contracts or material relationships with other companies. Proquest has not suffered any Y2K related problems and does not anticipate that it will suffer any losses as a result of Y2K problems. However, if general economic problems resulting from Y2K issues were to be severe and prolonged (which apparently will not be the case), demand for blank check companies such as Proquest could be reduced or eliminated for an unknown period of time. Because Proquest regularly backs up its records and documents maintained on computer, any computer failure should not directly cause Proquest more than a modest inconvenience at worst.


ITEM 3. DESCRIPTION OF PROPERTY.

     Proquest neither owns nor leases any real estate or other properties. Proquest's offices are located at 90 Madison Street, Suite 707, Denver, Colorado 80206, and are provided at no charge by Proquest's counsel. The office facilities provided consist solely of space in counsel's file room. This arrangement is entirely adequate for Proquest's current needs. Proquest does not have any plans to acquire any properties or lease offices, and management does not anticipate that Proquest will take office space unless and until it has completed a business combination, in which case Proquest's offices almost certainly will be the same as those of the business opportunity acquired.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

BENEFICIAL OWNERSHIP

     The following table sets forth, as of the date of this Registration Statement, the stock ownership of each director and executive officer of Proquest, of all directors and executive officers of Proquest as a group, and of each person known by Proquest to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any option, warrant or other right to acquire additional securities of Proquest, except as may be otherwise noted.

Name and Address                          Amount & Nature
  of Beneficial                            of Beneficial              Percent
     Owner                                   Ownership               of Class
     -----                                   ---------               --------

*Randy J. Sasaki                              90,522 (1)                7.9%
  2431 West Coast Highway, Suite 202
  Newport Beach, California 92663

*Mark Rahe                                       -0-                    -0-
  12122 Juniper
  Overland Park, Kansas 66209

Ray Polik                                    201,160                   17.7%
  16651 Edgewater Lane
  Huntington Beach, CA 92649

Ricky Chow                                   201,160                   17.7%
  2135 East California
  San Marino, CA 91108

Trout Trading Company, Inc.                  181,043 (1)               16.0%
  3334 East Pacific Coast Hwy.
  No. 299
  Corona del Mar, CA 92645

Pacific Affiliates, Inc.                     100,578                    8.9%
  9634 S. Santa Monica Blvd.
  Beverly Hills, CA  90210

*All directors & officers                     90,522                    7.9%
  as a group (2 persons)
----------

     (1) Trout Trading Company, Inc. is owned 50% by Jane Sasaki and 50% by Rorianne Sasaki, respectively the mother and wife of Randy J. Sasaki. Mr. Sasaki claims beneficial ownership of half the shares owned by Trout Trading, representing the half indirectly owned by his wife.

     Despite not having received any compensation and not having otherwise engaged in any transactions involving the acquisition or disposition of assets with Proquest, the current directors and executive officers of Proquest may be deemed to be "promoters" and "founders" of Proquest.

CHANGES in CONTROL

     A change of control of Proquest probably will occur upon consummation of a business combination, which is anticipated to involve significant change in ownership of Proquest and in the membership of the board of directors. The extent of any such change of control in ownership or board composition cannot be predicted at this time.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Directors are elected for one-year terms or until the next annual meeting of shareholders and until their successors are duly elected and qualified. Executive officers (none of whom have an employment or similar contract) continue in office at the pleasure of the Board of Directors. The following table sets forth the name, age, position held and tenure of each director and executive officer:

         Name             Age      Position Held and Tenure
         ----             ---      ------------------------

     Randy J. Sasaki      41       President, Chief Executive Officer, Director,
                                   Chairman of the Board, since inception

     Mark Rahe            40       Secretary

     Mark Rahe is the brother-in-law of Randy J. Sasaki. Otherwise, there are no family relationships among the officers and directors. There is no arrangement or understanding between Proquest (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer, or under which any officer or director will resign at the request of another person, and no officer or director is acting or will act on behalf of or at the direction of any other person. The directors and officers are expected to devote their time to Proquest's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to Proquest. It is anticipated that officers and director will, on the average, devote no more than 15 hours per week to Proquest's affairs.

BIOGRAPHICAL INFORMATION

     RANDY J. SASAKI. Mr. Sasaki currently is co-owner and director of Pacific Consulting Group, Inc., a Nevada corporation headquartered in Newport Beach, California, which provides business consulting services. Formerly, he was engaged as a private consultant by JDK & Associates, Inc., a public relations firm based in Newport Beach, California since mid-1993. From January 1992 to mid-1993, Mr. Sasaki attended Metropolitan State University in Denver, where he was working toward a masters degree in finance. Since 1990 he has been an owner and director of Ceiling Systems BV, a Netherlands company established to market and sublicense patented technology and equipment associated with the renovation of commercial buildings, and from 1989 to 1992, he served as manager of Ceiling Systems, Inc., a corporation headquartered in Denver which developed patented technology used in the renovation of commercial building ceilings. From 1988 to 1989, Mr. Sasaki was sales manager and a minority owner of Manhattan Corporation, a Denver-based company engaged in the business of switching mutual funds, primarily managing retirement plans of United Airlines pilots. In 1985, while working part-time at Continental Airlines as a customer service representative, Mr. Sasaki began trading futures on the New York Futures Exchange for his own account. He and an associate were ranked 12th in the United States during the 1986 U.S. Trading Championship sponsored by and reported Investor's Daily on January 6, 1986, also reported in Barron's and Stocks & Commodities.

     MARK RAHE. Mr. Rahe received his BSBA in Accounting from the University of Iowa in 1982. Since 1995, he has been with AccountData Staffing, Inc. as an owner/executive recruiter. This company operates as a temporary and permanent placement firm with a focus on financial and information services professionals. From 1994 to 1995, Mr. Rahe was with AccountingSolutions, a division of Staffing Resources, Inc., as a general manager. He was responsible for establishing an accounting specialty division and new offices in various Midwestern cities, which included development of long-term strategies, annual budgeting, oversight of monthly operating results and the hiring & training of new personnel. While with Accountants on Call/Accountants Executive Search, from 1991 to 1994, he managed their St. Louis office and initiated a Denver office for the company in 1993.

CURRENT INVOLVEMENTS with ANY OTHER BLANK CHECK COMPANIES

     RANDY J. SASAKI. Mr. Sasaki is an officer or director of the following other blank check company, which has a business plan substantially identical to that of Proquest:

RENEGADE VENTURE (NEV.) CORPORATION ("RDVN") - Organized in Nevada 1997 as the successor by merger to Renegade Venture Corporation, a Colorado corporation, for the purpose of redomiciliation from Colorado to Nevada. RDVN is currently seeking to enter into a business combination under the direction of Mr. Sasaki and Mr. Rahe. RDVN files reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Securities Exchange Act of 1934 and is current in its reporting. RDVN's common stock is quoted on the OTC Bulletin Board under symbol RDVN but is not actively traded. RDVN has never entered into a business combination of any kind. Mr. Sasaki has since April 1994, been the President, CEO and a director of RDVN, which currently is seeking to enter into a business combination.

     MARK RAHE. Mr. Rahe is not an officer or director of any other blank check company.

PRIOR EXPERIENCE with BLANK CHECK COMPANIES

     Neither Mr. Sasaki nor Mr. Rahe has ever been an executive officer or director of a blank check or "blind pool" company at the time such company conducted a public offering. Mr. Rahe has no previous experience as an officer or director of a blank check company. Mr. Sasaki has, however, previously been an executive officer and director of a blank check company, and his experience is detailed below.

CASHBUILDERS, INC. ("CASH") - Organized 1982 in Colorado. Mr. Sasaki and others purchased a controlling stock interest in CASH, which then was a blank check company, in a 1994 private transaction for cash payments totaling approximately $50,000. Pursuant to a Reorganization and Asset Purchase Agreement dated December 18, 1995, with FANATICS ONLY LLC, a Colorado limited liability company that organized and ran fantasy sports leagues ("FOL"), and the members of FOL, CASH purchased all the assets and existing business of FOL. In payment for those assets, CASH issued 6,420,000 shares of its common stock to the FOL members and assumed all liabilities and obligations of FOL. Neither Mr. Sasaki nor any other person sold any shares of CASH or received any compensation or other remuneration in connection with the purchase of FOL assets, and a total of 1,151,243 of the shares of CASH then issued and outstanding shares were cancelled without remuneration to the holders, as part of the transaction. Mr. Sasaki and the other officers and directors of CASH resigned all offices and directorships at the effective date of the FOL asset purchase. The issuance of the shares to the FOL members and change in the officers and directors resulted in a complete change in control of CASH. Prior to the change in control, CASH filed an information statement with the SEC as required by SEC Rule 14f-1 and provided the information statement to its shareholders. Following the asset sale, CASH changed its name to "Fanatics Only, Inc." and its trading symbol changed to FONL, but its shares have never traded actively. CASH has filed for bankruptcy protection and appears to no longer be in business.

POTENTIAL CONFLICTS of INTEREST

     Mr. Randy J. Sasaki, a Company officer and director, is affiliated with another blank check company - disclosed above - having a similar business plan to that of Proquest ("Affiliated Company") which may compete directly or indirectly with Proquest. Proquest has not identified a specific business area, industry or industry segment in which it will seek combination candidates. Proquest has made a determination that it will not concentrate its search for combination candidates in any particular business, industry or industry segment, since any such determination is potentially limiting and confers no advantage to Proquest or its shareholders. Certain specific conflicts of interest may include those discussed below.

     1. The interests of the Affiliated Company from time to time may be inconsistent in some respects with the interests of Proquest. The nature of these conflicts of interest may vary. There may be circumstances in which the Affiliated Company may take advantage of an opportunity that might be suitable for Proquest. Although there can be no assurance that conflicts of interest will not arise or that resolutions of any such conflicts will be made in a manner most favorable to Proquest and its shareholders, the officers and directors of Proquest have a fiduciary responsibility to Proquest and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for Proquest and its shareholders.

     2. Mr. Sasaki serves as officer and director of the Affiliated Company and may serve as officer or director of other blank check companies in the future, although no other such service currently is contemplated by him. Proquest's officers and directors are required to devote only so much of their time to Proquest's affairs as they deem appropriate, in their sole discretion. As a result, Proquest's officers and directors may have conflicts of interest in allocating their management time, services, and functions among Proquest and the Affiliated Company, as well as any other business ventures in which they are now or may later become involved.

     3. The Affiliated Company may compete directly or indirectly with Proquest for the acquisition of available, desirable combination candidates. There may be factors unique to Proquest or the Affiliated Company which respectively makes it more or less desirable to a potential combination candidate, such as age of the company, name, number of shares outstanding, whether there is significant indebtedness, capitalization, state of incorporation, provisions of the articles of incorporation or bylaws, number of shareholders, or other factors. However, any such direct conflicts are not expected to be resolved through arm's-length negotiation, but rather in the discretion of management. While any such resolution will be made with due regard to the fiduciary duty owed to Proquest and its shareholders, there can be no assurance that all potential conflicts can be resolved in a manner most favorable to Proquest as if no conflicts existed. Mr. Sasaki also owes the same fiduciary duty to the Affiliated Company and its shareholders.

     Should a potential acquisition be equally available to and desirable for both Proquest and the Affiliated Company, no guideline exists for determining which company would make the acquisition. This poses a risk to Proquest shareholders that a desirable acquisition available to Proquest may be made by the Affiliated Company, whose shareholders would instead reap the rewards of the acquisition. The Affiliated Company's shareholders of course face exactly the same risk. Because Mr. Sasaki is the only common officer and director of Proquest and the Affiliated Company, he does not have the sole power (nor the power through stock ownership) to determine which company would acquire a particular acquisition. No time limit exists in which an acquisition may or must be made by Proquest, and there is no assurance when - or if - an acquisition ever will be completed.

     4. Certain conflicts of interest exist and will continue to exist between Proquest and its officers and directors due to the fact that each has other employment or business interests to which he devotes his primary attention. Each officer and director is expected to continue to do so in order to make a living, notwithstanding the fact that management time should be devoted to Proquest's affairs. Proquest has not established policies or procedures for the resolution of current or potential conflicts of interest between Proquest and its management.

     As a practical matter, such potential conflicts could be alleviated only if the Affiliated Company either is not seeking a combination candidate at the same time as the Company, has already identified a combination candidate, is seeking a combination candidate in a specifically identified business area, or is seeking a combination candidate that would not otherwise meet Proquest's selection criteria. As a practical matter, however, the combination criteria of Proquest and the Affiliated Company are substantially identical. Ultimately, Proquest's shareholders ultimately must rely on the fiduciary responsibility owed to them by Proquest's officers and directors.

     There can be no assurance that members of management will resolve all conflicts of interest in Proquest's favor. The officers and directors are accountable to Proquest and its shareholders as fiduciaries, which means that they are legally obligated to exercise good faith and integrity in handling Proquest's affairs and in their dealings with Proquest. Failure by them to conduct Proquest's business in its best interests may result in liability to them. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors to Proquest should consult their counsel.

INDEMNIFICATION of DIRECTORS and OFFICERS

     See discussion under Part II, ITEM 5 below.

EXCLUSION of DIRECTOR LIABILITY

     Pursuant to the General Corporation Law of Nevada, Proquest's Certificate of Incorporation, as amended, excludes personal liability on the part of its directors to Proquest for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for improper payment of dividends. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

ITEM 6. EXECUTIVE COMPENSATION.

CASH and OTHER COMPENSATION

     Since inception of Proquest and through the date of this Registration Statement, no director or executive officer has received cash or cash equivalent compensation from Proquest. Proquest has no other agreement or understanding, express or implied, with any director or executive officer concerning employment or cash or other compensation for services. Proquest may pay compensation to officers and other employees should it succeed in acquiring a business and funds exist for compensation.

COMPENSATION PURSUANT to PLANS

     Since inception of Proquest and through the date of this Registration Statement, no director or executive officer has received compensation from Proquest pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan of Proquest, although Proquest anticipates that it will compensate its officers and directors for services to Proquest with stock or options to purchase stock, in lieu of cash.

     Proquest currently has in place an employee stock compensation plan and compensatory stock option plan. Proquest has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange Commission. There are no other compensatory or benefit plans, such as retirement or pension plans, in effect or anticipated to be adopted, although other plans may be adopted by new management following completion of a business combination.

EMPLOYEE STOCK COMPENSATION PLAN

     Proquest has adopted the 1997 Employee Stock Compensation Plan for employees, officers, directors of Proquest and advisors to Proquest (the "ESC Plan"). Proquest has reserved a maximum of 1,000,000 Common Shares to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and Proquest will recognize a compensating deduction for compensation expense at such time. The ESC Plan will be administered by the Board of Directors or a committee of directors. No shares have been awarded or currently are anticipated to be awarded under the ESC Plan.

COMPENSATORY STOCK OPTION PLAN

     Proquest has adopted the 1997 Compensatory Stock Option Plan for officers, employees, directors and advisors (the "CSO Plan"). Proquest has reserved a maximum of 1,000,000 Common Shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. However, optionees will realize income at the time of exercising an option to the extent the market price of the common stock at that time exceeds the option exercise price, and Proquest must recognize a compensation expense in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors or a committee of directors. No options have been granted or currently are anticipated to granted under the CSO Plan.

EMPLOYMENT CONTRACTS

     No person has entered into any employment or similar contract with Proquest. It is not anticipated that Proquest will enter into any employment or similar contract unless in conjunction with or following completion of a business combination.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Proquest is indebted to President Randy Sasaki and his affiliates for approximately $21,262 for sums advanced to or on behalf of Proquest. This amount includes $3,514 owed to Trout Trading Company, Inc. for funds advanced. Otherwise, Proquest is not indebted to any officer, director, promoter or control person. Proquest has no understanding with its officers, directors or shareholders, pursuant to which such persons are required to contribute capital to Proquest, loan money or otherwise provide funds to Proquest, although management has in the past and expects in the future to make funds available to Proquest to cover operating expenses.

     Proquest's current management and Proquest's counsel have informally agreed to continue rendering services to Proquest and to not demand payment of sums owed unless and until Proquest completes an acquisition. The terms of any such payment will have to be negotiated with the principals of any business acquired. The existence and amounts of Proquest debt may make it more difficult to complete, or prevent completion of, a desirable acquisition. Proquest's offices are provided to it without charge.

     Proquest is indebted to former officers and a former accountant in the total amount of $37,374 for funds advanced and accounting services rendered prior to 1996. Such persons reached an informal understanding with former management in 1995 to accept a total of 13,000 shares of Proquest stock in full settlement of these obligations as detailed below, but the settlement was never finalized nor were such shares ever issued. Nonetheless, the understanding reached constituted a "sale" of the shares by Proquest within the meaning of the Securities Act of 1933, as amended. No enforceable agreement has ever been entered into which requires either Proquest to issue, nor these debtors to accept, such shares. Management is hopeful that such persons may one day accept Proquest shares in satisfaction of such debts, but such a settlement is not assured, and these debts must still be considered current obligations of Proquest.

     Daryl Maccarter     5,000 shares              $13,600
     John Crawford       4,000 shares              $16,017
     Ivan Braverman      4,000 shares              $ 7,757

     Otherwise, there were no transactions, or series of transactions, for the years ended December 31, 1998 or 1997, nor are there any currently proposed transactions, or series of transactions, to which Proquest is a party, in which the amount exceeds $60,000, and in which to the knowledge of Proquest any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, have or will have any direct or indirect material interest.


ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of Proquest consists of 50,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     At November 15, 1999, there were 1,114,379 shares of Common Stock outstanding, held of record by approximately 215 persons, which number does not include shares held in nominee or "street" name. The holders of Common Stock are entitled to one vote for each share held. Proquest's Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholder's meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common Stock have the power to elect all directors if they wish and, as a practical matter, to control Proquest. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     Proquest's bylaws provide for a board of one director, all of whom are elected for one-year terms at the annual meeting of shareholders. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of shareholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or shareholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of Proquest, holders of Common Stock are entitled to share ratably in Proquest's assets legally available for distribution to its shareholders after payment of liquidation preference and outstanding redemption rights (if any) on any Preferred Stock outstanding and are not subject to further calls or assessments.

PREFERRED STOCK

     Although no shares of Preferred Stock are being registered in this Registration Statement or have previously been registered under the Exchange Act, this discussion is included to enhance the reader's understanding of Proquest. No Preferred Shares are issued or outstanding, and Proquest has no plans to issue any Preferred Shares. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the voting powers, conversion rights, other special rights and qualifications, limitations and restrictions of each series, without any further vote or action by the shareholders. It is not possible to state the actual effect of the authorization of any Preferred Stock upon the rights of holders of the Common Stock, until the Board of Directors determines the specific rights of the holders of the Preferred Stock. However, the Preferred Stock may have adverse effects upon the holders of the Common Stock, including (i) restrictions on dividends on the Common Stock if dividends on the Preferred Stock have not been paid, (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, (iii) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock, or (iv) the Common Stock not being entitled to share in Proquest's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Proquest does not currently anticipate that it will issue Preferred Stock in connection with any business combination, but issuance for this purpose is a possibility. Proquest has not authorized such number of Preferred Shares for anti-takeover or similar purposes.

ANNUAL REPORTS

     Proquest intends to furnish its shareholders with annual reports containing financial statements of Proquest as examined and reported upon by independent public accountants. Proquest will distribute other reports as determined by the Board of Directors.

TRANSFER AGENT

     The transfer agent and registrar for Proquest's common stock is SECURITIES TRANSFER CORPORATION, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034. Their telephone number is (469) 633-0101, and their facsimile number is (469) 633-0088.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

PRICE RANGE of the COMMON STOCK

     The common stock of Proquest is the subject of an unpriced quotation (meaning quoted "name only" without bid or asked prices posted) in the National Quotation Bureau's so-called "pink sheets" under symbol PROQ. The common stock has not traded to management's knowledge, and any trading in the common stock at this time would occur in the over-the-counter market. No active trading market is expected to arise (if one ever arises), unless and until Proquest successfully completes a business combination. No shareholder has entered into a lock-up or similar agreement as to his common shares.

DIVIDENDS

     Proquest has not declared or paid any dividends on its Common Stock to date. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that Proquest will declare or pay any such dividends in the foreseeable future.

PUBLIC MARKET for the COMMON SHARES

     There currently is no public market for Proquest's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Unless and until Proquest's common shares are quoted on the NASDAQ system or listed on a national securities exchange, it is likely that the common shares will be defined as "penny stocks" under the Exchange Act and SEC rules thereunder. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell penny stocks to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. So long as Proquest's common shares are considered "penny stocks", many brokers will be reluctant or will refuse to effect transactions in Proquest's shares, and many lending institutions will not permit the use of penny stocks as collateral for any loans.

RULE 144 RESALES

     Proquest has 1,114,379 common shares issued and outstanding, of which approximately 419,379 shares are unrestricted and may be freely traded in the securities markets. Rule 144 provides that a person who acquired securities in a transaction (or chain of transactions) not involving any public offering and has beneficially owned those securities, fully paid, for a period of at least one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed one percent (1%) of the issuer's outstanding common stock. For issuers whose shares are listed on a stock exchange or NASDAQ, a shareholder may alternatively sell a number of shares that does not exceed the average weekly trading volume during the four calendar weeks prior to his or her sale.

     However, if a person has beneficially owned securities for a period of two years and has not been an affiliate (control person) of the issuer for the preceding three-month period, the person may request that all restrictive legends affecting the securities be removed, and there is no limit on the number of shares that the non-affiliate may then sell. The sale of a substantial number of shares of Proquest under Rule 144 or under any other exemption from the Act could have a depressive effect upon the price of Proquest's common shares in any market that may develop. Under current SEC rules, no Proquest common shares may be resold under Rule 144 during the ninety (90)-day period following effectiveness of this Registration Statement.

PRIOR STOCK PURCHASE TRANSACTION

     In November 1994, Ray Polik, Ricky Chow, Pacific Affiliates, Inc. and Trout Trading Company, Inc. entered into a stock purchase agreement with Stephen Petrucci for the purchase of 683,941 shares of Pro Quest Colorado (68,394,125 prior to reincorporation to Nevada) in the following proportions: Ray Polik - 201,160; Ricky Chow - 201,160; Trout Trading Company, Inc. - 181,043; Pacific Affiliates, Inc. - 100,578. Pursuant to that agreement, Petrucci was paid $65,000 for the shares in November 1994. Polik, Chow, Pacific Affiliates and Trout Trading provided those funds at the time of purchase. The purchased shares were delivered by Mr. Petrucci, together with signed stock powers, in November of 1994. Mr. Petrucci relied upon Section 4(1) of the Securities Act of 1933 for the private sale, since he had held the shares for approximately seven years, which indicated his own original investment intent, and the transfers to the four purchasers were not in the nature of a public offering or distribution.

     At the time of the stock purchase in 1994, the 683,941 shares were not immediately transferred to the purchasers but remained in the name of the seller. The share certificates and stock powers were held by Proquest counsel in their law firm's safe until 1999, when the physical transfers of the shares took place. However, the purchase agreement was made and the sale and payment for the shares took place in 1994, and the delivery of the shares to the purchasers took place in 1994. For these reasons, management believes that the 683,941 shares may be deemed purchased in 1994 and to have been beneficially owned by the purchasers from that time forward, in which event the holding period of Rule 144 would be satisfied, notwithstanding the fact that the physical transfers of the shares into the purchasers' names took place in 1999. Accordingly, these shares may be eligible for resale under Rule 144 whenever the conditions of Rule 144 are met. At the time of this stock purchase transaction, the Company did not have any business or meaningful assets, and the stock purchase did not involve any merger, reverse merger or acquisition of assets or a business.


ITEM 2. LEGAL PROCEEDINGS.

     There are no legal proceedings which are pending or have been threatened against Proquest or any officer, director or control person of which management is aware.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Neither Proquest not its predecessor, Pro Quest Colorado, has sold or issued any shares of common stock during the three-year period preceding the filing of this Registration Statement.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Nevada law, Proquest's Certificate of Incorporation, as amended, provides that Proquest will indemnify its officers and directors against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of Proquest unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Proquest may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if Proquest is so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Proquest pursuant to the foregoing provisions, Proquest has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. Furthermore, it should be noted that a successful indemnification of any officer or director could deplete the assets of Proquest.

                                    PART F/S

                         INDEX TO FINANCIAL STATEMENTS

     AUDITED FINANCIAL STATEMENTS:

     Independent Auditors' Report ......................................... F-1

     Balance Sheets as of December 31, 1998 and 1997....................... F-2

     Statements of Operations for the years ended December 31, 1998 and 1997 and from March 10, 1987 (inception) to December 31, 1998 ... F-3

     Statement of Stockholders' Equity for the period from
      March 10, 1987 (inception) to December 31, 1998 ..................... F-4

     Statements of Cash Flows for the years ended December 31, 1998 and 1997 and from March 10, 1987 (inception) to December 31, 1998 ... F-5

     Notes to Financial Statements ........................................ F-6


     MANAGEMENT PREPARED INTERIM UNAUDITED FINANCIAL STATEMENTS:

     Balance Sheet as of September 30, 1999 ............................... F-10

     Statement of Operations for the nine months ended March 31, 1999 and for the period from March 10, 1987 (inception) to September
      30, 1999 ............................................................ F-11

     Statement of Stockholders' Equity for the period from
      March 10, 1987 (inception) to September 30, 1999 .................... F-12

     Statement of Cash Flows for the nine months ended March 31, 1999 and for the period from March 10, 1987 (inception) to September
      30, 1999 ............................................................ F-13

     Notes to Interim Financial Statements ................................ F-14

                           Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545 2280                             South Xanadu Way
                                                          Suite 370
                                                          Aurora, Colorado 80014


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholders
Proquest Capital Corporation

     I have audited the accompanying consolidated balance sheets of Proquest Capital Corporation as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended and the period March 10, 1987 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proquest Capital Corporation as of December 31, 1998 and 1997 , and the results of its operations and its cash flows for the years then ended and the period March 10, 1987 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Larry O'Donnell, CPA PC
---------------------------
Larry O'Donnell, CPA PC
Aurora, Colorado
February 8, 1999


                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEETS

                                                              Dec. 31      Dec. 31
                                                               1998          1997
                                                             ---------    ---------
                                     ASSETS
Current Assets:
     Cash held in trust account                              $     613    $     745

Plant, Property and Equipment                                        0            0

Other Assets:
     Organization costs - net                                      200          200
                                                             ---------    ---------

TOTAL ASSETS                                                 $     813    $     945
                                                             =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accrued legal expenses                                  $  20,641    $  12,916
     Payable to officer/director                                18,262       18,262
     Note payable                                               30,000       30,000
     Other accrued expenses                                     47,217       37,374
     Accrued interest                                           11,649        8,049
                                                             ---------    ---------
          Total Current Liabilities                            127,769      106,601
                                                             ---------    ---------

Stockholders' Equity:
     Preferred Stock: 5,000,000 shares authorized;
     $.001 par value; none issued and outstanding                    0            0

     Common Stock: 50,000,000 shares authorized;
     $.001 par value; 1,114,379 shares issued and
     outstanding                                                 1,114        1,114

     Paid in Capital                                           478,917      478,917
     Deficit accumulated during the development stage         (606,987)    (585,687)
                                                             ---------    ---------

          Total Stockholders' Equity                          (126,956)    (105,656)
                                                             ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $     813    $     945
                                                             =========    =========


     The accompanying notes are an integral part of the financial statements

                                       F-2

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                            For the Periods as Noted


                                         Year           Year       Mar. 10, 1987
                                        Ended           Ended       (Inception)
                                       12-31-98       12-31-97      to 12-31-98
                                      -----------    -----------    -----------

Revenues                              $         0    $         0    $    64,703
                                      -----------    -----------    -----------

Cost and Expenses:
     General and Admin                     17,700         26,919        474,040
     Business evaluation                        0              0        128,759
     Bad debt                                   0              0         28,295
     Depreciation                               0          1,005         13,290
     Interest                               3,600          3,600         29,775
     Write-off equip                            0              0          5,000
     Worthless stock                            0              0          2,800
                                      -----------    -----------    -----------
          Total Expenses                   21,300         31,524        681,959
                                      -----------    -----------    -----------

Net (Loss) from operations                (21,300)       (31,524)      (617,256)

Other Income - Interest                         0              0         10,269
                                      -----------    -----------    -----------

Net (Loss) for the Period             $   (21,300)   $   (31,524)   $  (606,987)
                                      ===========    ===========    ===========

(Loss) per common share               $     (.019)   $     (.028)   $     (.559)
                                      ===========    ===========    ===========

Weighted Average Shares Outstanding     1,114,379      1,114,379      1,086,489
                                      ===========    ===========    ===========



     The accompanying notes are an integral part of the financial statements


                                 PROQUEST CAPITAL CORPORATION
                                 (A Development Stage Company)

                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                  Deficit Accum'd
                                               Common Stock            Paid-in        from
                                            Shares        Amount       Capital      Inception
                                          ----------    ----------    ----------    ----------
BALANCES
3-10-87                                         --            --            --            --

3-87 stock issued to officers/directors
         for cash                            300,000    $      300    $    2,751          --
         for services                        210,000           210         1,890          --


3-87 stock issued for cash                   190,000           190         1,810          --

7-87 stock issued for cash in public
offering less offering costs of $61,914      300,000           300       237,786          --

11-87 stock issued for exercise of A
warrants less expenses of $3,441             105,879           106       208,202          --

Year ended 12-31-87 (loss)                      --            --            --      $ (195,651)

7-88 stock issued for services               340,000           340        29,660          --

Year ended 12-31-88 (loss)                      --            --            --        (356,990)

Year ended 12-31-89 (loss)                      --            --            --          (7,916)

Year ended 12-31-90 (loss)                      --            --            --          (2,917)

Year ended 12-31-91 (loss)                      --            --            --         (17,351)

Year ended 12-31-92 (loss)                      --            --            --         (10,060)

Year ended 12-31-93 (loss)                      --            --            --          (2,689)

Retirement of common stock                  (331,500)         (332)       (3,182)         --

Year ended 12-31-94                             --            --            --          (1,252)

Year ended 12-31-95                             --            --            --          48,936

Year ended 12-31-96                             --            --            --          (8,273)
                                          ----------    ----------    ----------    ----------

12-31-96                                   1,114,379         1,114       478,917      (554,163)

Year ended 12-31-97 (Loss)                      --            --            --         (31,524)
                                          ----------    ----------    ----------    ----------

BALANCES
12-31-97                                   1,114,379         1,114       478,917      (585,687)

Year Ended 12-31-98 (Loss)                      --            --            --         (21,300)
                                          ----------    ----------    ----------    ----------

BALANCES
12-31-98                                   1,114,379    $    1,114    $  478,917      (606,987)
                                          ==========    ==========    ==========    ==========

Note: all share amounts have been restated to reflect the 100 for 1 reverse stock split discussed in Note 5 to the financial statements.


            The accompanying notes are an integral part of the financial statements

                                       F-4

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                            For the Periods as Noted

                                                                     Mar.10,1987
                                           Year Ended   Year Ended   (Inception)
                                            12-31-98     12-31-97    to 12-31-98
                                            ---------    ---------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Operating (Loss)                   $ (21,300)   $ (31,524)   $(606,987)
     Add non cash expenses:
        Depreciation                             --          1,005       18,290
        Stock issued for service                 --           --         32,100
        Accrued expenses                       13,443        3,600       55,881
        Worthless securities                     --           --          2,800
     Changes in:
        Other Assets                             --           --         (1,045)
        Accounts payable                        7,725       12,916       64,236
        Bad debts - net                          --           --        (36,940)
                                            ---------    ---------    ---------

CASH (USED) IN OPERATING ACTIVITIES              (132)     (14,003)    (471,665)
                                            ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase furn & equip                       --           --        (18,693)
     Invest in Sub                               --           --         (2,800)
     Organization exp                            --           --           (200)
     Note receivable                             --           --        (25,000)
     Advance to officer                          --           --        (51,750)
                                            ---------    ---------    ---------

CASH (USED) IN INVESTING ACTIVITIES                 0            0      (98,443)
                                            ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Stock sale to insiders                      --           --          5,051
     Stock sale to public                        --           --        238,086
     Exercise A warrants                         --           --        208,308
     Short term debt                             --           --         74,528
     Note payable other                          --           --         30,000
     Officer/director loan                       --         14,748       14,748
                                            ---------    ---------    ---------

CASH PROVIDED BY FINANCING ACTIVITIES               0       14,748      570,721
                                            ---------    ---------    ---------

NET INCREASE (DECREASE)                          (132)         745          613
     Beginning cash balance                       745            0            0
                                            ---------    ---------    ---------

ENDING CASH BALANCE                         $     613    $     745    $     613
                                            =========    =========    =========


    The accompanying notes are an integral part of the financial statements.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS
                                December 31, 1998


NOTE 1: THE COMPANY

Development Stage Operations - The Company was organized under the laws of the state of Colorado on March 10, 1987, under the name of Pro Image, Inc.. Later, the Company attempted operations under the name Pro Quest, Inc.. In July 1997, Proquest Capital Corporation was created in Nevada, and the Colorado corporation was merged into the Nevada corporation.

The Company completed a public registration of its common stock and warrants to purchase common stock on form S-18 in July 1987. The Company used these funds to investigate various business acquisition opportunities. Because none of the businesses proved viable, none of the costs incurred were capitalized. The Company remains in the development stage as defined in FASB 7.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes - There is no provision for income taxes because the Company has incurred net operating losses. No income tax benefit from these losses has been recorded for financial accounting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share - Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Amortization - Organization costs will be amortized using the straight-line method over a period of five years upon commencement of operations.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                  Notes to the Financial Statements (Continued)


Depreciation - Depreciation of furniture and equipment was computed using the straight-line method over a seven year estimated useful life. None of this equipment is in the possession of current management, and their costs plus accumulated depreciation have been eliminated.

Common Stock issued for Services - The value of common stock issued for services is at the fair value of the services at the time they are provided. The value of services are based on arms length negotiations with the service provider.

NOTE 3: PUBLIC OFFERING

In July 1987 the Company completed a public offering of 30,000,000 units at $.01 per unit. Each unit consisted of one common share and three warrants. The offering netted proceeds of $238,086. Each warrant is separately detachable and transferable from the common share and was convertible into common shares for prices ranging from $.02 to $.10 per share, with option periods from 12 to 24 months, respectively. As of December 31, 1987, all A warrants were redeemed or exercised and netted proceeds of $208,308. Redemption of all warrants may occur at a price of $.001 per share, with 20 days written notice to warrant holders. The Class B and Class C warrants expired without being exercised.

NOTE 4: CHANGE IN NUMBER OF AUTHORIZED SHARES AND PAR VALUES

Proquest Capital Corporation was incorporated in Nevada and was the surviving entity in the merger with Pro Quest Inc. (a Colorado corporation). The capital stock which the surviving corporation is authorized to issue is as follows:

         Common Stock               50,000,000       $.001 par value
         Preferred Stock             5,000,000       $.001 par value

NOTE 5: REVERSE SPLIT OF COMMON SHARES

Concurrent with the merger of the two corporations, the issued and outstanding common shares of Pro Quest Inc. (111,437,450) were automatically changed into shares of common stock of Proquest Capital Corporation at the rate of one share of Proquest Capital Corporation for 100 shares of Pro Quest Inc. Therefore, as of September 18, 1997, the issued and outstanding shares became 1,114,379. An additional 4.5 shares were issued due to rounding. The capital stock account and the paid in capital account have been changed in order to accommodate this transaction.

NOTE 6: PREFERRED STOCK

No shares of the Company's preferred stock have been issued. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated. The Board of Directors may establish these provisions from time to time.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                  Notes to the Financial Statements (Continued)


NOTE 7: STOCK OPTION PLANS

By majority consent of shareholders, a Compensatory Stock Option Plan (CSO Plan) and Employee Stock Compensation Plan (ESC Plan) were ratified and approved on September 18, 1997. The Board of Directors set aside 1,000,000 shares of common stock to be issued upon the exercise of options granted under the CSO Plan and 1,000,000 shares of common stock issuable upon awards under the ESC Plan. No options have been granted under the CSO Plan nor any shares awarded under the ESC Plan.

NOTE 8: STOCKHOLDER EQUITY TRANSACTIONS

In May, 1988, the Company entered into a contract with a New Jersey-based investment banking firm, Financial Resources Corporation ("FRC"), which provided that FRC would locate, screen and present viable acquisition candidates to the Company. In connection with the contract, Pro Quest Colorado paid FRC an initial fee of $15,000. Subsequently, additional fees in the amount of $30,000 which were due to FRC under the terms of that contract were satisfied by the issuance of 340,000 shares of the Company's common stock to FRC in exchange for the outstanding fees, plus a cash payment of $4,000. In October 1988, the Company terminated the FRC consulting contract for lack of performance. Effective September 30, 1994, the Company repurchased 331,500 of the shares issued to FRC, in exchange for cancellation of FRC's obligations to the Company and a waiver of claims between the parties. These 331,500 shares were cancelled in 1994 and resumed the status of authorized and unissued shares.

NOTE 9: NOTE PAYABLE

On October 6, 1995, the Company signed a $30,000 note payable to its former accounting firm for services performed from 1991 thru 1995. The note is unsecured and accrues interest at the rate of 12% per year, payable at maturity. Payment of the note is due on demand after April 1, 1996.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Termination of Agreements - During the course of the Company's existence, it entered into several significant agreements involving services to be performed on behalf of the Company. The majority of these agreements were terminated during 1988 by the Company for cause prior to their contractual conditions for termination. Although there is presently no action at law in which the Company is a defendant, it is possible that one or more of the parties to these agreements may seek legal action against the Company for the balance of the agreement. The Company is unable to quantify the amount, if any, which others may feel is due and payable as a result of the early termination of an agreement. It is estimated that such unpaid balances may exceed $100,000.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                  Notes to the Financial Statements (Continued)


Possible Delinquent Payroll Taxes - In 1988, the Company recorded a payroll tax liability of $7,750. Management has searched existing files and can find no record of any effort to enforce the collection of these taxes. Management is uncertain about their validity since there are no tax returns or notices which support the liability. Although management believes the chances of the liability being asserted is remote, there is no assurance that the taxes will be avoided, forgiven or otherwise compromised and that efforts to collect them by legal proceedings or levy will not be employed.

Complaint Filed - The Company's previous public relations firm filed a complaint relative to the payment of $2,500 incurred under a service contract and a judgment in the amount of $2,500 was entered on the claim. The Company was not properly served and believes that the judgment is unenforceable. No attempt has ever been made to collect on the judgment and non is expected.

The Company was not given proper notice and a judgment in the sum of $2,500 was entered. Management believes the chances of this judgment being enforced are remote.

NOTE 11:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates that Company's assets will be realized and liabilities will be satisfied in the normal course of business. Because the Company has generated a negative equity deficit of $79, 739 at December 31, 1998, its ability to survive as a going concern is dependent upon its ability to accomplish any of the following: 1) merge with another company, 2) generate sufficient cash flow to meet its obligations on a timely basis, 3) obtain financing and 4) ultimately generate profitable operations.


                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEETS
                                     ASSETS
                                                            (Unaudited)
                                                              Sep. 30      Dec. 31
                                                                1999         1998
                                                             ---------    ---------
Current Assets:
     Cash held in trust account                              $      13    $     613

Plant, Property and Equipment:                                       0            0

Other Assets:
     Organization costs - net-                                    --            200
                                                             ---------    ---------

TOTAL ASSETS                                                 $      13    $     813
                                                             =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accrued legal expenses                                  $  20,645    $  20,641
     Payable to officer/director/affiliates                     21,262       18,262
     Note payable                                               30,000       30,000
     Other accrued expenses                                     47,740       47,217
     Accrued Interest                                           13,549       11,649
                                                             ---------    ---------
          Total Current Liabilities                            133,196      127,769
                                                             ---------    ---------

Stockholders' Equity:
Preferred Stock: 5,000,000 shares
Authorized;  $.001 par value; none
issued and outstanding                                               0            0

Common Stock: 50,000,000 shares
authorized;  $.001 par value; shares issued &
outstanding 1999 1,114,379; 1998 1,114,379                       1,114        1,114

Paid in Capital                                                478,917      478,917
Deficit accumulated during
The development stage                                         (613,214)    (606,987)
                                                             ---------    ---------

     Total Stockholders' Equity                               (133,183)    (126,956)
                                                             ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $      13    $     813
                                                             =========    =========


    The accompanying notes are an integral part of the financial statements.

                                      F-10

                            PROQUEST CAPITAL CORPORATION
                            (A Development Stage Company)

                               STATEMENT OF OPERATIONS
                              For the Periods as Noted


                                            (Unaudited)    (Unaudited)
                                              9 Months      9 Months      Mar 10,1987
                                               Ended          Ended     (Inception) to
                                              9-30-99        9-30-98        9-30-99
                                            -----------    -----------    -----------
Revenues                                              0              0         64,703
                                            -----------    -----------    -----------
Costs and Expenses:
     General and Admin                            3,604          7,725        475,551
     Business evaluation                              0              0        128,759
     Bad Debt                                         0              0         28,295
     Depreciation                                     0              0         13,290
     Interest                                     2,423          2,700         34,291
     Write-off equipment                              0              0          5,000
     Worthless stock                                  0              0          2,800
                                            -----------    -----------    -----------
          Total Expenses                          6,027         10,425        687,986
                                            -----------    -----------    -----------

Net (Loss) from Operations                       (6,027)       (10,425)      (623,283)

Other Income - Interest                               0              0         10,269
                                            -----------    -----------    -----------

(Loss) before cummulative effect of a
change in accounting policy                      (6,027)       (10,425)      (613,014)

Cummulative effect of a change in account
policy for organization costs                      (200)          --             (200)
                                            -----------    -----------    -----------

Net (Loss) for the Period                   $    (6,227)   $   (10,425)   $  (613,214)
                                            ===========    ===========    ===========

(Loss) per common share                     $     (.006)   $     (.009)   $     (.600)
                                            ===========    ===========    ===========

Weighted Average
Shares Outstanding                            1,114,379      1,114,379      1,022,157
                                            ===========    ===========    ===========


      The accompanying notes are an integral part of the financial statements.

                                        F-11

                                 PROQUEST CAPITAL CORPORATION
                                 (A Development Stage Company)

                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                Common Stock
                                          ------------------------     Paid-in    Deficit Accum'd
                                            Shares        Amount       Capital    from Inception
                                          ----------    ----------    ----------  --------------
BALANCES
3-10-87                                         --            --            --            --

3-87 stock issued to officers/directors
         for cash                            300,000    $      300    $    2,751          --
         for services                        210,000           210         1,890          --


3-87 stock issued for cash                   190,000           190         1,810          --

7-87 stock issued for cash in public
offering less offering costs of $61,914      300,000           300       237,786          --

11-87 stock issued for exercise of A
warrants less expenses of $3,441             105,879           106       208,202          --

Year ended 12-31-87 (loss)                      --            --            --      $ (195,651)

7-88 stock issued for services               340,000           340        29,660          --

Year ended 12-31-88 (loss)                      --            --            --        (356,990)

Year ended 12-31-89 (loss)                      --            --            --          (7,916)

Year ended 12-31-90 (loss)                      --            --            --          (2,917)

Year ended 12-31-91 (loss)                      --            --            --         (17,351)

Year ended 12-31-92 (loss)                      --            --            --         (10,060)

Year ended 12-31-93 (loss)                      --            --            --          (2,689)

Retirement of common stock                  (331,500)         (332)       (3,182)         --

Year ended 12-31-94                             --            --            --          (1,252)

Year ended 12-31-95                             --            --            --          48,936

Year ended 12-31-96                             --            --            --          (8,273)
                                          ----------    ----------    ----------    ----------

Year ended 12-31-97 (Loss)                      --            --            --         (31,524)
                                          ----------    ----------    ----------    ----------

BALANCES
12-31-97                                   1,114,379         1,114       478,917      (585,687)

Year Ended 12-31-98 (Loss)                      --            --            --         (21,300)
                                          ----------    ----------    ----------    ----------

BALANCES
12-31-98                                   1,114,379         1,114       478,917      (606,987)

Nine months ended 9-30-99 (Loss)                --            --            --          (6,227)
                                          ----------    ----------    ----------    ----------

BALANCES
9-30-99                                    1,114,379         1,114    $  478,917    $ (613,214)
                                          ==========    ==========    ==========    ==========

Note: all share amounts have been restated to reflect the 100 for 1 reverse stock split discussed in Note 5 to the financial statements.


    The accompanying notes are an integral part of the financial statements.

                                      F-12

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                            For the Periods as Noted


                                            9 Months    9 Months   Mar 10, 1987
                                             Ended       Ended    (Inception) to
                                            9-30-99     9-30-98    Sept 30, 1999
                                            -------     -------    -------------
Cash Flows From
Operating Activities:
  Net Operating (Loss)                     $  (6,227)   $ (10,425)   $(602,648)
     Add non cash expenses:                        0            0            0
     Depreciation                                  0            0       18,290
     Organization costs written off              200            0          200
     Stock issued for service                      0            0
     Accrued Expenses                          2,423       10,425       32,100
     Worthless securities                          0            0       47,938
     Changes in:                                                0        2,800
        Other assets                               0            0
        Accounts payable                           4            0       (1,045)
        Bad debts - net                            0            0       64,240
                                                                0      (36,940)
                                           ---------                 ---------
Cash (Used) In Operating Act:                 (3,600)           0     (475,265)
                                           ---------                 ---------
Cash Flows From Investing Act:
     Purchase furniture & equip                    0            0      (18,693)
     Invest in Subsidiary                          0            0       (2,800)
     Organization exp                              0            0         (200)
     Note receivable                               0            0      (25,000)
     Advance to officer                            0            0      (51,750)
                                           ---------                 ---------
Cash (Used) In Investing Activities                0            0      (98,443)
                                           ---------                 ---------
Cash Flows From Financing Activities:
     Stock sale to insiders                                     0
     Stock sale to public                          0            0        5,051
     Exercise A warrants                           0            0      238,086
     Short term debt                               0            0      208,308
     Note payable other                            0            0       74,528
     Officer/director loan                         0            0       30,000
                                               3,000            0       17,748
                                           ---------                 ---------
Cash Provided by Financing Act                 3,000            0      573,721
                                           ---------                 ---------
Net Increase (Decrease)                         (600)           0           13
     Beginning Cash Balance                      613          745            0
                                           ---------    ---------    ---------

Ending Cash Balance                        $      13          745    $      13
                                           =========    =========    =========


    The accompanying notes are an integral part of the financial statements.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30, 1999


NOTE 1: THE COMPANY

Development Stage Operations - Development Stage Operations - The Company was organized under the laws of the state of Colorado on March 10, 1987, under the name of Pro Image, Inc.. Later, the Company attempted operations under the name Pro Quest, Inc.. In July 1997, Proquest Capital Corporation was created in Nevada, and the Colorado corporation was merged into the Nevada corporation.

The Company completed a public registration of its common stock and warrants to purchase common stock on form S-18 in July 1987. The Company used these funds to investigate various business acquisition opportunities. Because none of the businesses proved viable, none of the costs incurred were capitalized. The Company remains in the development stage as defined in FASB 7.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Income Taxes - There is no provision for income taxes because the Company has incurred net operating losses. No income tax benefit from these losses has been recorded for financial accounting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share - Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Amortization - Prior to January 1, 1999, organization costs are amortized using the straight-line method over a period of five years upon commencement of operations. On January 1, 1999, organization costs are charges to income.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES continued

Depreciation - Depreciation of furniture and equipment was computed using the straight-line method over a seven year estimated useful life. None of this equipment is in the possession of current management, and the costs of these items plus their accumulated depreciation have been eliminated.

Common Stock issued for Services - The value of common stock issued for services is at the fair value of the services at the time they are provided. The value of services are based on arms length negotiations with the service provider.

NOTE 3: PUBLIC OFFERING

In July 1987 the Company completed a public offering of 30,000,000 units at $.01 per unit. Each unit consisted of one common share and three warrants. The offering netted proceeds of $238,086. Each warrant is separately detachable and transferable from the common share and was convertible into common shares for prices ranging from $.02 to $.10 per share, with option periods from 12 to 24 months, respectively. As of December 31, 1987, all A warrants were redeemed or exercised and netted proceeds of $208,308. The Class B and Class C warrants expired without being excercised.

NOTE 4: CHANGE IN NUMBER OF AUTHORIZED SHARES AND PAR VALUES

Proquest capital Corporation was incorporated in Nevada and was the surviving entity in the merger with Pro Quest Inc. (a Colorado corporation). The capital stock which the surviving corporation is authorized to issue is as follows:

            Common Stock      50,000,000       $.001 par value
            Preferred Stock    5,000,000       $.001 par value

NOTE 5: REVERSE SPLIT OF COMMON SHARES

Concurrent with the merger of the two corporations, the issued and outstanding common shares of Pro Quest Inc. (111,437,450) were automatically changed into shares of common stock of Proquest Capital Corporation at the rate of one share of Proquest Capital Corporation for 100 shares of Pro Quest Inc. Therefore, as of September 18, 1997, the issued and outstanding shares became 1,114,379. An additional 4.5 shares were issued due to rounding. The capital stock account and the paid in capital account have been changed in order to accommodate this transaction.

NOTE 6: PREFERRED STOCK

No shares of the Company's preferred stock have been issued. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated. The Board of Directors may establish these provisions from time to time.

NOTE 7: STOCK OPTION PLANS

By majority consent of shareholders, a Compensatory Stock Option Plan (CSO Plan) and an Employee Stock Compensation Plan (ESC Plan) were ratified and approved on September 18, 1997. The Board of Directors set aside 1,000,000 shares of common stock to be issued upon the exercise of options granted under the CSO Plan and 1,000,000 shares of common stock issuable upon awards under the ESC Plan. No options have been granted under the CSO Plan nor any shares awarded under the ESC Plan.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 8: STOCKHOLDER EQUITY TRANSACTIONS

In May, 1988, the Company entered into a contract with a New Jersey-based investment banking firm, Financial Resources Corporation ("FRC"), which provided that FRC would locate, screen and present viable acquisition candidates to the Company. In connection with the contract, Pro Quest Colorado paid FRC an initial fee of $15,000. Subsequently, additional fees in the amount of $30,000 which were due to FRC under the terms of that contract were satisfied by the issuance of 340,000 shares of the Company's common stock to FRC in exchange for the outstanding fees, plus a cash payment of $4,000. In October 1988, the Company terminated the FRC consulting contract for lack of performance. Effective September 30, 1994, the Company repurchased 331,500 of the shares issued to FRC, in exchange for cancellation of FRC's obligations to the Company and a waiver of claims between the parties. These 331,500 shares were cancelled in 1994 and resumed the status of authorized and unissued shares.

NOTE 9: NOTE PAYABLE

On October 6, 1995, the Company signed a $30,000 note payable to its former accounting firm for services performed from 1991 through 1995. The note is unsecured and accrues interest at the rate of 12% per year, payable at maturity. Payment of the note is due on demand after April 1, 1996.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Termination of Agreements - During the course of the Company's existence, it entered into several significant agreements involving services to be performed on behalf of the Company. The majority of these agreements were terminated during 1988 by the Company for cause prior to their contractual conditions for termination. Although there is presently no action at law in which the Company is a defendant, it is possible that one or more of the parties to these agreements may seek legal action against the Company for the balance of the agreement. The Company is unable to quantify the amount, if any, which others may feel is due and payable as a result of the early termination of an agreement. It is estimated that such unpaid balances may exceed $100,000.

Possible Delinquent Payroll Taxes - - In 1988, the Company recorded a payroll tax liability of $7,750. Management has searched existing files and can find no record of any effort to enforce the collection of these taxes. Management is uncertain about their validity since there are no tax returns or notices which support the liability. Although management believes the chances of the liability being asserted is remote, there is no assurance that the taxes will be avoided, forgiven or otherwise compromised and that efforts to collect them by legal proceedings or levy will not be employed.

Complaint Filed - The Company's previous public relations firm filed a complaint relative to the payment of $2,500 incurred under a service contract and a judgment in the amount of $2,500 was entered on the claim. The Company was not properly served and believes that the judgment is unenforceable. No attempt has ever been made to collect on the judgment and non is expected. Management believes the chances of this judgment being enforced are remote.

                          PROQUEST CAPITAL CORPORATION
                          (A Development Stage Company)

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 11: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates that Company's assets will be realized and liabilities will be satisfied in the normal course of business. Because the Company has generated a negative equity deficit of $133,183 at September 30, 1999, its ability to survive as a going concern is dependent upon its ability to accomplish any of the following: 1) merge with another company, 2) generate sufficient cash flow to meet its obligations on a timely basis, 3) obtain financing and 4) ultimately generate profitable operations.

NOTE 12: CHANGE IN ACCOUNTING POLICY

As of January 1, 1999, the Company changed its method accounting for its organization costs. Unamortized organization costs were witten off. The new method is in accordance with Statement of Position 98-5. The cumulative effect of the change on prior years of $200 ($.00 per share) is a one time charge to income.

                                    PART III

ITEM 1. LIST OF EXHIBITS.

     The following exhibits are either filed with this registration statement or have previously been filed with the SEC and are incorporated by reference to another report, registration statement or form. As to any shareholder of record requesting a paper copy of this registration statement, Proquest will furnish any exhibit indicated in the list below as filed with this report upon payment to Proquest of its expenses in furnishing the information.

      2.1      Articles and Certificate of Merger (with Merger
               Agreement attached thereto as Exhibit A), merging Pro
               Quest, Inc. a Colorado corporation, with and into
               Proquest Capital Corporation (Incorporated by reference
               to Exhibit 2.1 to report on Form 8-K dated September
               19, 1997) ..................................................  2

      3.1      Certificate of Incorporation of Proquest Capital
               Corporation, as filed with the Nevada Secretary of
               State on September 9, 1997 (Incorporated by reference
               to Exhibit 3.1 to report on Form 8-K dated Sept. 19,
               1997 .......................................................  2

      3.2 BYLAWS of Proquest Capital Corporation (Incorporated by reference to Exhibit 3.2 to report on Form 8-K dated
               Sept. 19, 1997) ............................................  2

      3.3      Articles of Incorporation of Pro Image, Inc., as filed
               with the Colorado Secretary of State on March 10, 1987 .....  1

      3.4      Amendment to the Articles of Incorporation of Pro
               Image, Inc. as filed with the Colorado Secretary of
               State on June 24, 1987, changing the corporate name to
               Pro Quest, Inc. ............................................  1

      4.1      Specimen common stock certificate ..........................  1

     10.1 1997 Compensatory Stock Option Plan of Proquest Capital Corporation (Incorporated by reference to Exhibit 10.1 to report on Form 8-K dated Sept. 19, 1997) ................  2

     10.2      1998 Employee Stock Compensation Plan of Proquest
               Capital Corporation (Incorporated by reference to
               Exhibit 10.2 to report on Form 8-K dated Sept. 19,
               1997) ......................................................  2

     27        Financial Data Schedule ....................................  3


     1    - Previously filed as an exhibit to registration statement on Form 10SB-12G, SEC file no. 0-28361.
     2    - Incorporated by reference to another registration
            statement, report or document.
     3    - Filed as part of this report.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 19, 2000
                                           PROQUEST CAPITAL CORPORATION



                                           By: /s/ Randy J. Sasaki
                                           -----------------------
                                           Randy J. Sasaki, President and
                                           Chief Executive Officer





                                       29